Exhibit 4.27
RESOLUTIONS OF THE BOARD OF DIRECTORS

FIRST AMENDMENT TO
THE ALION SCIENCE AND TECHNOLOGY CORPORATION
2004 STOCK APPRECIATION RIGHTS PLAN
(as amended and restated effective January 1, 2007)
WHEREAS, Alion Science and Technology Corporation (“Alion”) adopted the Alion Science and Technology Corporation 2004 Stock Appreciation Rights Plan, as amended and restated effective January 1, 2007 (the “Plan”) to provide specified incentive compensation to a select group of management and highly compensated employees; and
WHEREAS, Article 7.1 of the Plan provides that Alion may amend the Plan in whole or in part at any time by the action of its Board of Directors; and
WHEREAS, Alion now deems it appropriate to amend the Plan as set forth below.
NOW, THEREFORE, the Plan is hereby amended as set forth below, effective as of the date of the adoption of these resolutions:
1. Section 2.7(b) of the Plan is amended by adding the following clause at the end thereof:
“, provided, however, that the phrase “more than fifty percent (50%)” shall be substituted for the phrase “thirty percent (30%) or more” with respect to any Awards granted following the effective date of the First Amendment to the Plan.”
2. A new Section 5.11 is added to the Plan to state as follows:
5.11 Limitation on Payment Based on Company Liquidity. Notwithstanding any other provision of the Plan or a Grant Agreement, with respect to Awards granted after the effective date of the First Amendment to the Plan, the Company may not make payments with respect to an Award under this Plan unless the Company’s average daily Liquidity over the ninety (90) days immediately preceding the payment date of the Award (as specified in the Grant Agreement) was at least Twenty-Five Million Dollars ($25,000,000) (the “Liquidity Requirement”). Payment of an Award delayed under this Section 5.11 shall be made on the first business day upon which the Company meets the Liquidity Requirement. No interest or other adjustment shall apply to an Award the payment of which is delayed hereunder.
For purposes of this Section 5.11, “Liquidity” means the aggregate amount of cash and liquid investments then held by the Company, plus the amount of cash then available to the Company through the Company’s then-existing revolving credit agreements.

FURTHER RESOLVED, that the Chief Executive Officer of Alion is hereby authorized and directed to adopt such further amendments to the Plan as he deems necessary or appropriate for the Plan to comply with guidance issued under Section 409A of the Internal Revenue Code, including Internal Revenue Service Notice 2010-6, to the extent applicable.
IN WITNESS WHEREOF, these resolutions and First Amendment were adopted by vote of the Board of Directors of Alion held this 22nd day of January, 2010.
ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/ Bahman Atefi

Its: Chief Executive Officer

Attest:	/s/ Joshua Izenberg

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